December 29, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (787) 759-8900

Mr. Jorge A. Junquera
Senior Executive Vice President and
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

Re: Popular Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and
September 30, 2008
File No. 0-13818

Dear Mr. Junquera:

       We have reviewed your response letter dated August 4, 2008 and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Period Ended December 31, 2007

Exhibit 13.1, The Corporation's Annual Report to Shareholders for the year ended December 31, 2007

Financial Statements for the three-year period ended December 31, 2007

Note 23, Retained interests on transfers of financial assets, page 115

1.   We note your response to prior comment 1 to our letter dated July 14, 2008. Please tell us why you recognized a $90 million loss upon the recharacterization of sixteen on-balance sheet securitizations as sales under SFAS 140 in December 2007. As part of your response, please address the following:

- Discuss why the liabilities, representing secured borrowings reduced upon the recording of sale accounting and the recording of the related servicing assets and residual interests, were in excess of the related mortgage loans de-recognized. Consider in your response the fact that you were recording allowances for loan losses against these mortgage loans held in your portfolio (of which your disclosure indicates a significant amount were non-performing), as well as lower of cost or market adjustments when you reclassified these loans to held-for-sale immediately before you achieved sale accounting.

- Discuss whether you would have recognized a loss upon sale had you achieved sale accounting at the time of the original on-balance sheet securitization (dates range from 2001 to 2006). If not, please clarify why the loss is resulting now at the time of sale, particularly in light of the first bullet.

- Discuss the nature of any adjustments made to the balance of secured borrowings related to these sixteen transactions over the course of the life of the secured borrowings, through the date of de-recognition.

- Provide the journal entries recorded to reflect the sale accounting for these transactions and discuss the differences, if any, between the sixteen different transactions. In particular, please note whether only certain of the sixteen transactions resulted in a loss upon sale accounting, or whether each of the sixteen transactions did.

2. Additionally, we note your disclosure on page 116 of the 2007 Form 10-K that you previously recorded MSRs in several of the securitization transactions that did not qualify for sale accounting and thus were accounted for as secured borrowings. Your disclosure indicates that the outstanding fair values of these MSRs were approximately $17.5 million as of December 31, 2007. Please tell us how you considered the guidance in paragraph 62A of SFAS 140 that indicates that: "A servicer that transfers or securitizes financial assets in a transaction that does not meet the requirements for sale accounting and is accounted for as a secured borrowing ….shall not recognize a servicing asset or a servicing liability."

<u>Closing Comments</u>

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

      You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

      Sincerely,

      John P. Nolan
      Senior Assistant Chief Accountant